UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NORTHERN OIL AND GAS, INC.

( Name of Issuer )

Common Stock, $0.001 par value

( Title of Class of Securities )

665531 109

( CUSIP Number )

Bahram Akradi

4600 Kings Point Road

Minnestrista, MN 55331

(952) 229-7477

With a copy to:

Jay L. Swanson

Jonathan B. Abram
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
(612) 340-2600

( Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications )

June 7, 2017

( Date of Event Which Requires Filing of this Statement )

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109	Page 2 of 5

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahram Akradi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,150,000
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 6,150,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,150,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.71%(1)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

____________________

(1)	Calculated based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

CUSIP No. 665531 109	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 7 amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on October 11, 2016, as previously amended and supplemented (the Initial Schedule 13D, as so amended and supplemented, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, MN 55391.

The Reporting Person beneficially owns 6,150,000 shares of the Common Stock (the “Subject Shares”) (2) . The Subject Shares represent approximately 9.71% of the issued and outstanding shares of Common Stock based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

Item 2.	Identity and Background

(a)	This Amendment No. 7 to the Schedule 13D is filed by Bahram Akradi (the “Reporting Person”).

(b)	The Reporting Person’s home address is 4600 Kings Point Road, Minnetrista, MN 55331.

(c)	The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. (“Life Time”). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time, known as the “Healthy Way of Life Company,” helps members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments. The address of Life Time’s corporate offices is 2902 Corporate Place, Chanhassen, MN 55317.

(d),(e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person funded the transactions pursuant to which he obtained beneficial ownership of the Subject Shares with the Reporting Person’s own personal funds.

The Reporting Person has purchased the Subject Shares for aggregate consideration (including brokerage commissions) of $20,587,139. The Reporting Person also has sold shares of Common Stock for aggregate consideration (including brokerage commissions) of $2,209,269.

Item 4.	Purpose of Transaction

Item 4 of the statement on Schedule 13D is hereby amended and supplemented by adding the following information at the end of Item 4.

On June 7, 2017, the Reporting Person sent a letter to Richard Weber, Chairman of the Board of Directors of the Issuer. The letter is attached as Exhibit A and is incorporated by reference in this Item 4 in its entirety.

____________________

(2)	Of the Subject Shares, 30,000 shares are owned indirectly by the Reporting Person through the 401(k) plan of Life Time Fitness, Inc.

CUSIP No. 665531 109	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a), (b)	Based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2017 filed on May 8, 2017, there were 63,327,589 shares of the Common Stock issued and outstanding as of May 1, 2017.

Based on the foregoing, the 6,150,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 9.71% of the shares of the Common Stock issued and outstanding.

The Reporting Person has sole voting power and sole dispositive power with respect to the Subject Shares.

(c)	Exhibit B, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of the Common Stock that were effected in the past 60 days by the Reporting Person.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be filed as Exhibits

Exhibit A Letter dated June 7, 2017 to Richard Weber, Chairman of the Board of Directors of the Issuer from the Reporting Person.
Exhibit B Trading Data
Exhibit C Letter sent May 25, 2017 to Richard Weber, Chairman of the Board of Directors of the Issuer, by the Reporting Person*
Exhibit D Letter dated May 25, 2017 to the Issuer’s Board of Directors from the Reporting Person.*

*	Previously filed

CUSIP No. 665531 109	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

/s/ Bahram Akradi
Bahram Akradi

EXHIBIT A

Bahram Akradi Life Time Fitness, Inc. 2902 Corporate Place Chanhassen, MN 55317 (952) 229-7373 BahramA@lifetimefitness.com

June 7, 2017

Via Messenger

Mr. Richard Weber

Chairman of the Board

Northern Oil and Gas, Inc.

601 Carlson Parkway, Suite 990

Minnetonka, MN 55305

Re:	Board Seat and Vision for Northern Oil and Gas, Inc.

Dear Richard,

Thank you for speaking with me this morning regarding the future of Northern Oil & Gas, Inc., and my request, as the Company’s second largest shareholder, for a seat on the Company’s Board of Directors. I write to provide you and the shareholders with a clear vision for the Company going forward, and to summarize how I intend to help execute on a new strategy as a member of the Board. I believe the Company must do the following:

•	The Board must form a Strategy Committee charged with clearly defining the Company’s direction in the near, medium, and long term. The plan needs to be detailed and executed upon with accountability to management and the directors.

•	The Company’s goal should be to become the largest owner of non-operating properties in the region. This will further position the Company for large revenue growth in the future.

•	To accomplish this goal, the Company first must unlock the value of its current stock. This requires much more transparency than the Board and management currently are providing to the market, and the repeated articulation of a clear vision to the market of the Company’s strategy and its future.

•	The Company must re-align its capital structure to reduce its leverage. By doing so, the Company will be in a position to enter into the transactions necessary to realize the goal stated above.

•	The Company must divest from its non-core assets to further increase its liquidity and its ability to deploy capital strategically to non-operating properties and acreage swaps.

•	Finally, the Company must execute on the transactions that will make it the largest owner of non-operating properties in the region. This will require hard work by the Company’s management and employees to leverage their superior knowledge and experience in the industry and the region.

By establishing and executing upon this vision, I believe the Company’s directors and management can dramatically increase value for the Company’s shareholders in the near and long term. As I have stated to you directly, as well as publicly on many occasions, I am extremely optimistic about the future of this Company, and as a director, I will be passionately devoted to Northern Oil and Gas’s success, and to maximizing value for all of its shareholders.

Very truly yours,

/s/ Bahram Akradi

Bahram Akradi

EXHIBIT B

Trading Data

Trade Date	Purchase/Sale	No. of Shares Purchased/Sold	Price Per Share(1)	Nature of Purchase/Sale
April 17, 2017	Purchase	375,378	$2.3489	Open Market
April 18, 2017	Purchase	104,622	$2.3989	Open Market
May 4, 2017	Purchase	175,572	$1.9950	Open Market
May 4, 2017	Purchase	224,428	$2.0200	Open Market
May 5, 2017	Purchase	17,500(2)	$1.9450	Open Market
May 5, 2017	Purchase	269,400	$1.9450	Open Market
May 5, 2017	Purchase	105,578	$1.9700	Open Market
May 5, 2017	Purchase	25,022	$1.9950	Open Market
May 8, 2017	Purchase	180,000	$2.17	Open Market
May 18, 2017	Purchase	210,000	$1.66	Open Market
May 19, 2017	Purchase	30,000	$1.72	Open Market
May 22, 2017	Purchase	150,000	$1.81	Open Market
May 31, 2017	Purchase	150,000	$1.63	Open Market

_______________

(1) Including any brokerage commissions.

(2) These shares were purchased for the account of the Reporting Person in the 401(k) plan of Life Time Fitness, Inc.